UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

20 November 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RICHFIELD OIL & GAS Co.

File No. 0-54576 -- CF# 28799

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RICHFIELD OIL & GAS Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2012.

Based on representations by RICHFIELD OIL & GAS Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel